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                              June 13, 2023

       Joe Ragan
       Chief Executive Officer
       ExcelFin Acquisition Corp.
       473 Jackson St., Suite 300
       San Francisco, CA 94111

                                                        Re: ExcelFin
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-40933

       Dear Joe Ragan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Item 1A. Risk Factors, page 20

   1. We note your disclosures on pages 17 and 18 of the Schedule 14A that you filed on March
                                                        24, 2023, regarding
control of your Sponsor by one or more non-U.S. persons and how this could impact your
ability to complete your initial business combination.

                                                        We believe that you
should provide similar risk factor disclosures in your annual and interim periodic
reports, having a clear focus on the prospect of completing your initial business combination
and the concerns referenced in each of the following points.

                                                              Discuss the risk
to investors that you may not be able to complete an initial business combination with a
U.S. target company if the transaction becomes subject to review by a U.S.
government entity, such as the Committee on Foreign Investment in the
                                                            United States
(CFIUS), or ultimately prohibited.
 Joe Ragan
ExcelFin Acquisition Corp.
June 13, 2023
Page 2
                Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

                Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

                Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

         Please submit the disclosures that you propose to include in your periodic reports beginning with your next interim report. If you believe that any of the concerns referenced above are not applicable and therefore do not warrant incremental disclosure tell us how you have arrived at that view in your response. Financial Statements
Note 2 - Summary of Significant Accounting Policies
Investments held in Trust Account, page F-11

2. Please expand your disclosure under this heading to describe the specific nature of the investments that are held in the trust account at each balance sheet date, and provide
         comparable disclosure on page F-19, within Note 8     Fair Value
Measurements, for
         the investments that you indicate have been measured using level 1 inputs.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Robert Babula,
Staff Accountant at (202) 551-3339 with any questions.



FirstName LastNameJoe Ragan                                    Sincerely,
Comapany NameExcelFin Acquisition Corp.
                                                               Division of
Corporation Finance
June 13, 2023 Page 2                                           Office of Energy
& Transportation
FirstName LastName